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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66643

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2019___ AND ENDING ___12/31/2019___

              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TESSERA CAPITAL PARTNERS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   421 Penbrooke Drive, Suite 12B

                (No. and Street)

   Penfield   NY   14526

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   DONNA DIMARIA   585 364-3065

                        (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP

         (Name — *if individual, state last, first, middle name*)

185 CROSSWAYS PARK DRIVE	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____DONNA DIMARIA_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Tessera Capital Partners, LLC_____, as of _____31-Dec_____ 20 19___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____



Signature

_CEO_____
Title



Deborah Assenzio
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AS6242673
Qualified in Monroe County
Commission Expires 6/6/2023

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Tessera Capital Partners, LLC

Statement of Financial Condition

December 31, 2019

Tessera Capital Partners, LLC
Table of Contents
December 31, 2019



WMK G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Tessera Capital Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tessera Capital Partners, LLC (a limited liability company) as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Tessera Capital Partners LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Tessera Capital Partners LLC's management. Our responsibility is to express an opinion on Tessera Capital Partners LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tessera Capital Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Weisberg, Molé, Krantz & Goldfarb, LLP

We have served as the Tessera Capital Partners LLC's auditor since 2005.

Woodbury, New York
February 3, 2020

TESSERA CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS

Cash and cash equivalents	$	11,048
Accounts receivable		26,281
Operating Lease Right-of-Use Asset		20,870
Other assets		2,490
Total assets	$	60,689

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	8,673
Operating Lease Liability		20,870
Total liabilities	$	29,543
Commitments and contingencies (note 4)		
Member's Equity	$	31,146
Total liabilities and member's equity	$	60,689

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are as follows:

Nature of Operations

Tessera Capital Partners, LLC ("the Company") was formed in June 2004 in the State of Delaware and is a limited liability company. The Company operates as a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides sales and marketing, marketing support, and client services for LLC's, LP's and/or investment managers with products, funds or strategies falling under the definition of Regulation D offerings, which includes products such as single strategy hedge funds, fund of fund vehicles and funds relating to real estate and private equity. In addition, the Company also provides investment advisory services.

Revenue Recognition

As noted above, the Company enters into agreements to provide marketing and sales services to Investment Advisers ("Adviser") whereby the Company agrees to find prospective investors for the Adviser. Typically, the Company receives a fixed retainer for their marketing and sales efforts or may be reimbursed for certain related expenses. These agreements are generally terminatable by either party with sufficient cause and notification. Revenue from these agreements are recognized ratable over the period in which the services are rendered.

In the event the Adviser contracts to provide investment management services to such prospects, the Company may earn a fee based on the management fees charged by the Adviser. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company and the Adviser. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Income Taxes

The Company is treated as a partnership for income tax purposes. The members of the Company are then taxed on their proportionate share of the Company's taxable income. Accordingly, the Company is not subject to federal income taxes. Accordingly, the Company's results of operations are presented without a provision for income taxes.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 3, 2020, which is the date the financial statements were issued, for possible disclosure and recognition in the financial statements.

Concentrations and Credit Risk

The Company receives its fee income from customer transactions in accordance with the provisions specified in the contractual arrangements. Such provisions provide for timely payments of this income to the Company.

Off-Balance-Sheet Risk

The Company's bank account balances generally are not in excess of federally insured limits. At December 31, 2019, the Company does not hold any financial instruments with off-balance-sheet risk.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes funds in checking accounts.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $7,375 which was $2,375 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 1.176 to 1.

NOTE 3 – REGULATION

The Company is registered as a broker/dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker/dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 4 – RIGHT-OF-USE ASSET AND LIABILITY & COMMITMENTS AND CONTIGENCIES

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, *Leases* (Topic 842) and issued subsequent amendments to the initial guidance in September 2017 within 2017-13 (now collectively, Topic 842). Topic 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. Topic 842 is effective for the Company's fiscal year ending December 31, 2019. The Company has implemented the new standards and the accompanying financial statements reflect such right-of-use asset and liability based on the following operating lease terms.

Office space is occupied under an operating lease with a two year term commencing September 1, 2019. This lease is effective through August 31, 2021. The lease may be automatically renewed for two years by either the Company or the landlord within 120 days prior to the termination of the annual period. The monthly rent as of December 31, 2019 under this lease is $1,105. Based on these terms, the Company has recorded an Operating Right-of-Use Asset and a corresponding Operating Lease Liability of $20,870 as of December 31, 2019 discounted using a 7% interest rate.

NOTE 5 – CUSTOMER PROTECTION RULE

The company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i).



WMK G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Management of
Tessera Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3, in which (1) Tessera Capital Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Tessera Capital Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(2)(i) (the "exemption provisions") and (2) Tessera Capital Partners, LLC stated that Tessera Capital Partners, LLC met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2019 without exception. Tessera Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tessera Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Molé, Krantz & Goldfarb LLP

Woodbury, New York
February 3, 2020



Tessera Capital Partners, LLC Exemption Report

Tessera Capital Partners, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17.C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

The Company met the identified exemption provisions in §240.15c3-3(k)(2)(i) throughout the most recent fiscal year ending December 31st, 2019, without exception.

I, Donna B. DiMaria, swear (or affirm), that to my best knowledge and belief, this Exemption Report is true and correct.



By:

Title: CEO

Date: 1/29/2020